Exhibit 4.15

2007 LONG TERM INCENTIVE PLAN FOR SENIOR EXECUTIVES

This document sets forth the terms and conditions of the 2007 Long Term Incentive Plan for Senior Executives (the “Plan”), adopted on March 8, 2007, in accordance with the terms of the Company’s 2004 Incentive Compensation Plan, which was amended and restated by the Company’s Amended and Restated 2004 Incentive Plan (the “2004 Plan”).

1.	PURPOSE OF THE PLAN

The Executive Compensation Committee adopted the Plan pursuant to the terms and conditions of the 2004 Plan to provide incentive awards to senior executive officers of the Company. The purpose of the Plan is to advance the interests of the Company and its stockholders and assist the Company in attracting and retaining senior executive officers of the Company and its Affiliates, who, because of the extent of their responsibilities, can make significant contributions to the Company’s success by their ability, industry, loyalty, and exceptional services, by providing incentives and financial rewards to such senior executive officers.

2.	DEFINITIONS

2.1. “Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

2.2. “Award” shall mean any amount granted to a Participant under the Plan, including, but not limited to, any non-cash incentives from the Company’s 2004 Plan.

2.3. “Board” shall mean the Board of Trustees of the Company.

2.4. “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time.

2.5. “Committee” shall mean the Executive Compensation Committee of the Board or any subcommittee thereof formed by the Committee to act as the Committee hereunder, subject to the provisions of Section 3.2(d) hereof.

2.6. “Participant” shall mean the Company’s Chief Executive Officer and each other senior executive officer of the Company and its Affiliates selected by the Committee pursuant to Section 3.1 to participate in the Plan.

2.7. “Peer Group” shall mean the entities listed in Exhibit A hereto; provided however, that Exhibit A shall be deemed to be automatically amended to delete any member company of the Peer Group if any such member company: (i) ceases during the Performance Period to have its common shares of stock publicly traded, (ii) issues a public announcement during the Performance Period of the commencement of a formal investigation by an agency of the United States government, (iii) ceases during the Performance Period to qualify as a real estate investment trust (“REIT”) under the Code, or (iv) ceases during the Performance Period to operate primarily in the retail sector of the REIT industry.

2.8. “Performance Goal(s)” shall mean (i) the outcome of the Company’s total shareholder return for its common shares during the Performance Period as compared to the total shareholder return for the common shares of the Peer Group and (ii) the timely payment of quarterly dividends by the Company during the Performance Period on its common shares at dividend rates no lower than those paid during fiscal year 2006.

2.9. “Performance Period” shall mean January 1, 2007 up to and including December 31, 2009.

2.8. “Performance Share” shall mean any Award granted pursuant to Article 9 of the 2004 Plan and subject to the terms of the 2004 Plan, denominated in the Company’s shares of beneficial interest.

2.9. “Plan” shall have the meaning set forth in the introductory paragraph hereto.

2.10. “Restricted Shares” means an Award granted pursuant to Article 8 of the 2004 Plan.

2.11. “2004 Plan” shall have the meaning set forth in the introductory paragraph hereto.

3.	ELIGIBILITY AND ADMINISTRATION

3.1. Eligibility. The individuals eligible to participate in the Plan shall be the Company’s Chief Executive Officer and any other senior executive officer of the Company or an Affiliate selected by the Committee to participate in the Plan (each, a “Participant”).

3.2. Administration. (a) The Plan shall be administered by the Committee. The Committee shall have full power and authority, subject to the provisions of the Plan and the 2004 Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan or the 2004 Plan as may from time to time be adopted by the Board, to:

(i)	select the Participants to whom Awards may from time to time be authorized hereunder;

(ii)	determine the terms and conditions, not inconsistent with the provisions of the Plan or the 2004 Plan, of each Award;

(iii)	determine the time when Awards will be granted and paid;

(iv)
determine the performance goals for Awards for each Participant in respect of the Performance Period based on the Performance Goals and certify the calculation of the amount of the Award payable to each Participant in respect of the Performance Period;

(v)	determine whether payment of Awards may be deferred by Participants;

(vi)	interpret and administer the Plan, and any instrument or agreement entered into in connection with the Plan;

(vii)	correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect;

(viii)	establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and

(ix)	make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(b) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Affiliate, any Participant and any person claiming any benefit or right under an Award or under the Plan.

(c) To the extent not inconsistent with applicable law or the rules and regulations of the New York Stock Exchange (or such other principal securities market on which the Company’s securities are listed or qualified for trading), the Committee’s governing charter, and any applicable federal or state law, the Committee may delegate to one or more officers of the Company or a committee of officers the authority to take actions on its behalf pursuant to the Plan.

(d) Each member of the Committee shall be an “outside director” within the meaning of Section 162(m)(4)(C)(i) of the Code and the regulations thereunder, as same may be amended from time to time. The Committee shall consist of no fewer than two persons. The Board may remove from, add members to, or fill vacancies in the Committee.

4.	AWARDS

4.1. Performance Period; Performance Goals. In determining the achievement of one or more of the Performance Goals in connection with an Award of Performance Shares, the Committee may consider or not consider in its evaluation the occurrence of any of the following events during the Performance Period: (a) asset write-downs by the Company, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30, as amended, superseded, modified, or revised, and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. The Committee shall take the aforementioned factors into consideration in a form and manner that permits any grant of Award of Performance Shares authorized under this Plan to satisfy the requirements of Section 162(m) of the Code for deductibility.

4.2. Certification. In connection with an Award of Performance Shares, at such time as it shall determine appropriate following the conclusion of the Performance Period, the Committee shall certify, in writing, the amount of the Award for each Participant for such Performance Period. The certification required by this subsection shall be a condition precedent and occur prior to any Award being issued to a Participant for satisfaction of a Performance Goal under this Plan.

4.3. Payment of Awards. The amount of the Award of Performance Shares actually paid to a Participant may, in the sole discretion of the Committee, be less than the amount otherwise payable to the Participant based on attainment of the Performance Goals for the Performance Period as determined in accordance with Section 4.1. The actual amount of the Award of Performance Shares determined by the Committee for the Performance Period shall be paid in shares of the Company’s common shares of beneficial interest from the 2004 Plan or such other shareholder approved equity compensation plan. Payment to each Participant shall be made pursuant to terms of each Participant’s Award agreement.

4.4. Commencement or Termination of Employment. If a person becomes a Participant during the Performance Period (whether through promotion or commencement of employment) then the Committee, as determined in its sole discretion, may make Awards to such person in such an amount as they shall determine at that time. The Committee shall specify in an Award agreement what the Participant’s rights shall be with respect to the Award in the event that the Participant dies, retires, is disabled, or if the Participant’s employment is otherwise terminated (with or without cause), during the Performance Period.

4.5. Maximum Award. The annual award limits stated in Section 4.3 of the 2004 Plan are incorporated herein by reference and are applicable to the various Awards made under this Plan as appropriate.

4.6. Restricted Stock. The Committee may make awards of Restricted Shares to the Participants. A grant of Restricted Shares hereunder may or may not satisfy the requirements of Section 162(m) of the Code, as determined by the Committee at the time of grant, and shall be subject to the terms of any Restricted Share agreement that may accompany such grant.

5.	MISCELLANEOUS

5.1. Amendment and Termination of the Plan. The Committee may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by applicable law. No amendments to, or termination of, the Plan shall in any way impair the rights of a Participant under any Award previously granted without such Participant’s consent.

5.2. Section 162(m) of the Code. All Awards of Performance Shares made under this Plan are intended to be Performance-Based Compensation that satisfies the requirements of Section 162(m) of the Code unless the Committee states otherwise in writing.

5.3. Tax Withholding. The Company or an Affiliate shall have the right to make all payments or distributions pursuant to the Plan to a Participant, net of any applicable federal, state and local taxes required to be paid or withheld. The Company or an Affiliate shall have the right to withhold from wages, Awards or other amounts otherwise payable to such Participant such withholding taxes as may be required by law, or to otherwise require the Participant to pay such withholding taxes. If the Participant shall fail to make such tax payments as are required, the Company or an Affiliate shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

5.4. Right of Discharge Reserved; Claims to Awards. Nothing in the Plan shall provide any Participant a right to receive any Award or, in the case of an Award of Performance Shares, payment under the Plan with respect to the Performance Period. Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Participant the right to continue in the employment of the Company or an Affiliate or affect any right that the Company or an Affiliate may have to terminate the employment of (or to demote or to exclude from future Awards under the Plan) any such Participant at any time for any reason. Except as specifically provided by the Committee, the Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of the termination of employment of any Participant. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants under the Plan.

5.5. Nature of Payments. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or an Affiliate, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company or an Affiliate except as may be determined by the Committee or by the Board or similar governing body of the applicable Affiliate.

5.6. Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. If there is any inconsistency between the terms of this Plan and the 2004 Plan, then the 2004 Plan’s terms shall completely supersede and replace the conflicting terms of this Plan.

5.7. Severability. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

5.8. Construction. As used in the Plan, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

5.9. Unfunded Status of the Plan. The Plan is intended to constitute an “unfunded” plan for incentive compensation and deferred compensation if permitted by the Committee. With respect to any payments payable under the Plan to a Participant that are unpaid, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

5.10. Change of Control. In addition to the terms and conditions of this Plan, one or more Awards may be subject to the terms and conditions set forth in a written agreement between the Company and a Participant providing for different terms or provisions with respect to such Awards upon a “Change of Control” of the Company (as that term may be defined in such written agreement), including but not limited to acceleration of benefits, lapsing of restrictions, vesting of benefits and such other terms, adjustment of the Performance Period, conditions or provisions as may be contained in such written agreement; provided however, that such written agreement may not increase the maximum amount of such Awards.

5.11. Governing Law. The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of New York, without reference to principles of conflict of laws that might result in the application of the laws of another jurisdiction, and shall be construed accordingly.

5.12. Effective Date of Plan. The Plan shall be effective on the date of the approval of the Plan by the Committee and Board. The Plan shall be null and void and of no effect if the foregoing condition is not fulfilled.

5.13. Captions. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

5.14 Section 409A. The Plan is entered into with the intention that amounts payable pursuant to its terms will not be treated as taxable income to a Participant until the Participant actually receives such amounts. The amounts payable under the Plan are intended to be exempt from the provisions of Section 409A of the Code and shall be interpreted and administered consistent therewith. To the extent future guidance or rules are promulgated under Code Section 409A from time to time, the Company may make such amendments to the Plan as may be necessary or helpful to comply with such guidance or rules.

EXHIBIT A

1.	Taubman Centers, Inc.
2.	The Macerich Company
3.	General Growth Properties, Inc.
4.	Simon Property Group, Inc.
5.	CBL & Associates Properties, Inc.
6.	Pennsylvania Real Estate Investment Trust
7.	Federal Realty Investment Trust
8.	Kimco Realty Corp.
9.	Acadia Realty Trust
10.	Regency Centers Corp.
11.	Developers Diversified Realty Corporation
12.	Tanger Factory Outlet Centers, Inc.
13.	Weingarten Realty Investors
14.	Kite Realty Group Trust
15.	Ramco-Gershenson Properties Trust
16.	Cedar Shopping Centers, Inc.